July 1, 2025

Lulu Xing
Chief Executive Officer
Xpand Boom Technology Inc.
18th Floor, Block B
Yuanlun Building, No. 350 Qifei Road
Binjiang District, Hangzhou City
People's Republic of China

Bin Xiong
Chief Executive Officer
HZJL Cayman Ltd
18th Floor, Block B
Yuanlun Building, No. 350 Qifei Road
Binjiang District, Hangzhou City
People's Republic of China

       Re: Xpand Boom Technology Inc.
           Amendment No. 2 to Draft Registration Statement on Form F-4 Submitted June 20, 2025
           CIK No. 0002060614
Dear Lulu Xing and Bin Xiong:

     We have reviewed your amended draft registration statement and have the following comment(s).

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 11, 2025 letter.
 July 1, 2025
Page 2

Amendment No. 2 to Draft Registration Statement on Form F-4
Summary of the Proxy Statement/Prospectus
Dilution, page 20

1. We read your response to prior comment 5. Please relabel the pro forma market value of the Company immediately upon closing Business Combination title to not use pro forma or market value in the title, since the dollar amounts presented represent neither pro forma nor market value amounts. The dollar amounts presented should represent the company valuation required to be achieved for the non-redeeming shareholders'
       interest per common share to equal the original SPAC IPO price. Also, disclose in a footnote how you computed these dollar amounts (i.e., multiplied the $10 SPAC IPO price by the sum of (a) the as adjusted ordinary shares in each redemption scenario and (b) the 35 million shares to be issued to HZJL Shareholders). Finally, correct the dollar amounts presented to use the aforementioned computation. Refer to Item
       1604(c)(1) of Regulation S-K.
Capitalization, page 86

2. We read your changes in response to our prior comments 7 and 8, and note that you have removed the amount related to ordinary shares subject to redemption. Please revise to include such shares in the table on a historical basis and under each redemption scenario. Refer to Item 3.B of Form 20-F.
Unaudited Pro Forma Condensed Combined Financial Information
Unaudited Pro Forma Condensed Combined Balance Sheet, page 181

3. Please revise the pro forma cash and cash equivalents amount presented for Scenario
       1 so it foots.
       Please contact Blaise Rhodes at 202-551-3774 or Rufus Decker at 202-551-3769 if
you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp at 202-551-3861 or Donald Field at 202-551-3680
with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services
cc:   David J. Levine
      Yu Wang